Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated July 15, 2021 with respect to the consolidated financial statements of Neptune Wellness Solutions Inc. (the “Company”) as of and for the year ended March 31, 2021, and our report dated July 15, 2021 with respect to the effectiveness of internal control over financial reporting as of March 31, 2021, both included in Form 40-F filed with the Securities and Exchange Commission on July 16, 2021, in this Registration Statement (Form F-3) and related Prospectus of the Company for the registration of common shares, warrants and units.

/s/ Ernst & Young LLP

Montreal, Canada

January 28, 2022